# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: SAGA COMMUNICATIONS INC, CIK 0000886136
CUSIP: 786598300
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 73 Kercheval Ave, Grosse Pointe Farms, Michigan (MI), 48236
Date of event which requires filing of this statement: 03/04/2025
Amends the filing with accession number 0001398344-25-000406
Filed by CIK 0001705447
Persons authorized to receive notices and communications: Michael Melby, c/o Gate City Capital Management, LLC, 8725 W. Higgins Road, Suite 530, Chicago, Illinois (IL), 60631, (312) 825-1228

## Reporting persons
- Gate City Capital Management, LLC (CIK 0001705447): type of reporting person: investment adviser (IA); citizenship or place of organization: Illinois (IL); source of funds: working capital (WC), other (OO); sole voting power 863,845; shared voting power 0; sole dispositive power 863,845; shared dispositive power 0; aggregate amount beneficially owned 863,845 (13.8% of the class)
- Michael Melby: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: working capital (WC), other (OO); sole voting power 863,845; shared voting power 0; sole dispositive power 863,845; shared dispositive power 0; aggregate amount beneficially owned 863,845 (13.8% of the class)
  Comment: This Schedule 13D (this "Schedule 13D") is being filed on behalf of Gate City Capital Management, LLC, an Illinois limited liability company (the "Management Company") and Michael Melby. Mr. Melby serves as the managing member of the Management Company. The Management Company serves as an adviser to certain private investment funds and managed accounts (the "Funds"). This Schedule 13D relates to Common Shares (the "Common Shares") of Saga Communications Inc (the "Issuer") held by the Funds.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: SAGA COMMUNICATIONS INC
Address of issuer's principal executive offices: 73 Kercheval Ave, Grosse Pointe Farms, Michigan (MI), 48236

## Item 2. Identity and Background
Name of person filing: The names of the persons jointly filing this statement on Schedule 13D (the "Reporting Persons") are Gate City Capital Management, LLC, an Illinois limited liability company and Michael Melby, Managing Member of Gate City Capital Management, LLC. Mr. Melby is the controlling member of Gate City Capital Management, LLC.
Residence or business address: The address of each of the Reporting Persons is 8725 W. Higgins Road, Suite 530, Chicago, IL 60631.
Present principal occupation or employment: The principal business of Gate City Capital Management, LLC is to serve as an adviser to certain private investment funds and managed accounts. Mr. Melby's principal occupation is serving as the Portfolio Manager of Gate City Capital Management, LLC.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Gate City Capital Management, LLC is an Illinois limited liability company. Mr. Melby is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The source and amount of funds used by the Reporting Persons in making their purchase of the shares of Common Stock owned by each of them in the aggregate was $13,770,806 using the working capital of each of the Funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
This Amendment No. 1 amends the Schedule 13D initially filed on January 8, 2025.

On January 25, 2025, Gate City Capital Management ("Gate City") sent the letter attached as Exhibit A (the "January Letter") to Saga Communications, Inc. ("Saga" or the "Company"). The January Letter highlights Gate City's concerns that the Company's pursuit of a digital transformation was having an adverse impact on the Company's financial results, operations, liquidity and share price.

On February 10, 2025, representatives from Gate City spoke with representatives from Saga to review the January Letter. Following this conversation, representatives from Gate City became increasingly concerned that Saga intended to continue spending heavily in the Company's digital transformation initiatives. Representatives from Gate City expressed its concerns that these digital initiatives were outside of the Company's core competencies, Saga had minimal managerial expertise in executing the Company's digital transformation strategy, and the digital transformation efforts would divert managerial time, attention and resources away from the Company's core broadcast business.

Following the conversation between Gate City and Saga on February 10, 2025, Gate City sent a letter to Saga on February 11, 2025 informing the Company of Gate City's intent to nominate four directors at the upcoming 2025 annual meeting (the "February Letter"), which is attached as Exhibit B.

Representatives from Gate City and Saga subsequently entered into formal negotiations to appoint one of Gate City's potential nominees to the Saga Board of Directors. These negotiations concluded without a formal agreement on March 4, 2025.

Given the failure to reach a negotiated settlement of these issues, Gate City is exploring a variety of its options. Gate City remains disappointed in the Company's pursuit of a digital transformation strategy that Gate City believes is likely to prove value destructive for shareholders. "

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: No material change.
Number of shares as to which each person has sole or shared power to vote or dispose: No material change.
Transactions in the class effected during the past sixty days: No material change.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Other than described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Person and any other person with respect to the securities of the Issuer.

## Signatures
- Gate City Capital Management, LLC: /s/ Michael Melby, Michael Melby, Managing Member (03/05/2025)
- Michael Melby: /s/ Michael Melby, Michael Melby, Managing Member (03/05/2025)
Comment: After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.